September 19, 2018

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C.  20549

RE:                           Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 12, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 9, 2018

Form 8-K filed August 9, 2018

File No. 001-34392

Dear Mr. Kuhar:

This letter is submitted on behalf of Plug Power Inc. (the “Company”, “us”, or “our”) in response to the comments of the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in your letter to the Company dated September 5, 2018.  For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.                                Throughout this filing, you present and discuss revenue and gross profit/(loss) on a gross basis excluding the effects of the provision for the fair value of warrants issued as sales incentives.  Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting these measures.  That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP.  This comment also applies to similar presentation within your non-GAAP measures included in your August 9, 2018 Form 8-K earnings release.

Company Response:

The Company respectfully advises the Staff that it understands that the guidance referenced by the Staff in Question 100.04 was provided in the context of a non-GAAP performance measure “that accelerate(s) revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed”.  The Company has not accelerated the recognition of any revenue in connection with its presentation of revenue and gross profit/(loss) adjusted to exclude the effect of warrants issued as sales incentives.

As discussed in the response to Comment #2 below, in future filings and earnings releases the Company will present net revenues, and not gross revenues, in its statement of operations and related MD&A discussion.  However, the Company believes that netting of the non-cash sales incentive with revenues and gross profit(loss) has the potential to distort the presentation given that the warrants are subject to the volatility of being adjusted to fair value, which is unrelated to the Company’s revenue generating activities.  As a result, in future earnings releases the Company plans to supplement GAAP net revenues and gross profit/(loss) with non-GAAP measures adjusted for the non-cash warrant charges, together with appropriate accompanying disclosure and reconciliations.

The Company believes that the presentation of a non-GAAP measure that excludes the non-cash impact of the warrants does not constitute an “individually tailored revenue recognition and measurement method.”  The Company notes that adjustment of GAAP performance measures to eliminate the impact of non-cash items is common and widely used to provide useful information to investors.  The Company’s objective in adjusting for the non-cash warrant charge is to provide investors with greater visibility into the Company’s operating results.

Consolidated Statements of Operations, page F-5

2.                                The presentation of revenue by line item and in total, excluding the provision for the fair value of warrants issued as sales incentives, is not in compliance with Item 10(e)(1)(ii)(C) of Regulation S-K.  Please revise your future filings to remove this non-GAAP measure from the face of your GAAP statement of operations.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company will remove the line item “Gross Revenues”, which excludes the provision for the fair value of warrants issued as sales incentives, from our statements of operations, and will allocate the provision for the fair value of the warrants among the revenue line items.  As such, the only subtotal in the revenue section of our statements of operations will be net revenue.

Note 5 — Wal-Mart Stores, Inc. Transaction Agreement, page F-20

3.                                We note that you issued warrants in the Amazon Transaction Agreement and Wal-Mart Transaction Agreement and upon execution of these agreements, the first warrant tranches vested.  Please address the following:

•                  Explain to us how you determined the classification and accounting for the warrants issued to Amazon and Wal-Mart, citing the authoritative guidance upon which you relied.  Refer to ASC 505 and 605, as appropriate.

•                  Describe to us the differences in the terms of the agreements and explain how those differences impacted your classification of the first tranche of the Amazon warrant within the statement of operation as a selling, general and administrative expense and the Wal-Mart warrants as a reduction of revenue, respectively.

Company Response:

Background Information:

On April 4, 2017 and July 20, 2017, the Company issued a warrant to each of Amazon and Wal-Mart, respectively, both of which are exercisable into the Company’s common stock.  The Company issued these warrants to incentivize Amazon and Wal-Mart to purchase the Company’s fuel cell technology equipment and services.

Each of the warrants has a 10-year term and vests in 3 separate tranches.  The first tranche vested and became exercisable on the respective issuance dates of each warrant.  The remaining two tranches for each warrant vest based on the achievement of milestones, which are based on cumulative payments made by Amazon and Wal-Mart, as applicable, to the Company for purchases of the Company’s fuel cell technology equipment and services.

Warrant Classification Considerations:

In determining how to account for the warrants, the Company first assessed if the warrants were within the scope of Accounting Standards Codification (“ASC”) 505-50 by evaluating the scope considerations included in ASC 505-50-15-2(a).  Based on our evaluation, the Company concluded that each warrant was within the scope of ASC 505-50 because each (i) represents a form of the Company’s equity (or are otherwise exercisable into the Company’s equity), and (ii) Amazon and Wal-Mart are independent third parties (i.e. neither is an employee of the Company).  The warrants do not meet any of the scope exceptions in ASC 505-50-15-3.

Once the Company determined that the warrants were within the scope of ASC 505-50, the Company evaluated if the unvested warrants should initially be classified within equity.  ASC 505-50-25-10 states that a grantor should recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria established in paragraphs 718-10-25-6 through 25-19.

Accordingly, the Company analyzed ASC 718-10-25-6 through 25-19, to determine whether any features would cause the warrants to be classified as liabilities and concluded that the warrants did not have any features that would cause them to be classified as liabilities.  This conclusion included, but was not limited to, the following considerations:

•                  ASC 718-10-25-7 and 25-8: Awards that would be classified as liabilities under ASC 480.

The warrants do not represent mandatorily redeemable financial instruments or obligations to repurchase equity shares.  Additionally, the warrants do not represent financial instruments that embody an obligation of the Company to settle by issuing a variable number of equity shares based on a fixed monetary amount, variation in something other than the issuer’s equity shares, or variation that is inverse to the fair value of the issuer’s equity shares.

•                  ASC 718-10-25-9 and 25-10: Awards subject to repurchase features in which the individual is not subject to the risks and rewards of equity share ownership for a reasonable period of time.

The warrants do not contain any put, call or repurchase features.

•                  ASC 718-10-25-11 and 25-12: Awards of options or similar instruments on shares for which (1) the underlying shares are classified as liabilities or (2) the options or similar instruments must be settled in cash or other assets.

The warrants are exercisable into the Company’s common stock, which is classified as equity and there are no provisions that would require the Company to settle the warrants in cash or other assets.  The Company notes that Amazon and Wal-Mart may elect to exercise their respective warrants on a cashless basis by reducing the number of shares deliverable upon such exercise by a number of shares with a fair market value equal to the aggregate exercise price.

•                  ASC 718-10-25-13 through 25-14A: Awards with conditions or other features that are indexed to something other than a market, performance, or service condition.

The warrants do not have conditions or other features that are indexed to something other than a market, performance, or service condition.

•                  ASC 718-10-25-15: Awards that are substantive liabilities and awards for which the grantor can choose the method of settlement but does not have the intent or ability to settle with shares.

The Company has the intent and ability to settle the warrants in common stock and has a sufficient number of unissued and authorized shares to settle the warrants.  Further, the Company has not established a past practice of settling awards with cash.

•                  ASC 718-10-25-16 and 25-17: Exclusion of awards of share options that permit individuals to effect a broker-assisted cashless exercise.

The holders of the warrants are not permitted to effect a broker-assisted cashless exercise.  The Company notes that Amazon and Wal-Mart may elect to exercise their respective warrants on a cashless basis by reducing the number of shares deliverable upon such exercise by a number of shares with a fair market value equal to the aggregate exercise price.  This form of cashless exercise does not involve a broker or any sale of shares into the public market.  Rather, the Company issues fewer shares.

•                  ASC 718-10-25-18 and 25-19: Exclusion of awards that provide for the repurchase of shares to meet the entity’s minimum statutory withholding requirements.

The warrants were not granted to employees and, accordingly, do not provide for the repurchase of shares to meet minimum statutory withholding requirements.

Since the Company does not meet any of the above criteria for liability classification, the warrants were equity classified.

Determination of the Measurement Date:

In determining the measurement date of the warrants, the Company considered the accounting guidance included in ASC paragraphs 505-50-30-11 through 30-12.  The Company evaluated each of the tranches and noted that there is no performance commitment.  Accordingly, the Company concluded that the fair value of each tranche of the warrants should be re-measured at each reporting date until Amazon’s/ Wal-Mart’s performance required to earn the respective tranche is complete.  For the initial tranche of each warrant, the measurement date was determined to be the issuance date since the first tranche of each warrant was fully vested and exercisable on the issuance date.  For the remaining tranches, the Company concluded that the measurement dates are reached at the point in time at which a milestone has been reached for each respective tranche or portion thereof.   At that time, there is no additional performance required by Amazon/Wal-Mart to fully vest/earn the respective tranche of the award.

Since the warrants do not contain a performance commitment, the fair value of each of tranche 2 and 3, for both the Wal-Mart and Amazon warrants, is being re-measured in accordance with ASC 505-50-25-8 at each reporting date until Amazon’s/Wal-Mart’s performance required to earn the respective tranche is complete.  In accordance with ASC 505-50-30-11, once the performance required to earn the respective tranche is complete, the fair value of the warrants in that respective tranche is no longer re-measured.

Recognition Each Reporting Period:

As noted in ASC 505-50-25-4, ASC 505-50 does not address the period(s) or the manner in which an entity granting the equity instrument “shall recognize the fair value of the equity instrument that will be issued, other than to require that an asset, expense or sales discount be recognized in the same period(s) and in the same manner as if the grantor has paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

As such, the Company considered the accounting guidance included in ASC 605-50, Revenue Recognition — Customer Payments and Incentives.  As noted in ASC 605-50-20, “guidance with respect to cash consideration is applicable to consideration that consists of equity instruments (regardless of whether a measurement date has been reached).”  Based on this guidance, the Company believes that the warrants would be considered the same as cash consideration and would be within the scope of ASC 605-50.

The Company then considered what cost should be recognized.  When the quantity and terms of equity instruments within the scope of ASC 505-50 can change due to a counterparty performance condition, ASC 505-50 requires the use of the lowest aggregate fair value for recognizing cost.  However, the Company considered paragraphs 55-96 through 55-100 of ASC 605-50, which include an example wherein the incentive is provided in the form of equity instruments for which a measurement date has not been reached based on the guidance in Subtopic 505-50 (“Example 20”).  Example 20 of ASC 605 explicitly contemplates whether the achievement of the counterparty performance condition is probable.  Based on the accounting guidance, the Company believes that an entity may conclude that a probability assessment (rather than the lowest aggregate fair value approach) would be appropriate for recognized cost for a share-based payment arrangement with a customer if the counterparty performance consideration is substantially within the control of the counterparty, but that the lowest aggregate fair value should still be used when the counterparty performance condition is not substantially within the control of the counterparty.  The achievement of the milestones is substantially within Amazon’s/Wal-Mart’s control given Amazon/Wal-Mart is the party purchasing the fuel cell technology equipment and services from the Company, and, accordingly, can determine whether to continue to purchase the fuel cell technology equipment and services based on whether it is economical for Amazon/Wal-Mart to continue.

The Company notes that paragraphs 25-7 through 25-9 of ASC 605-50 (which are applicable only for situations where a vendor offers customer rebate and does not receive an identifiable benefit in exchange) state, in part:

A vendor may offer a customer a rebate or refund of a specified amount of cash consideration that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period.  The vendor shall recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund.  Measurement of the total rebate or refund obligation shall be based on the estimated number of customers that ultimately will earn and claim rebates or refunds under the offer (that is, breakage should be considered if it can be reasonable estimated).  However, if the amount of the future rebates or refunds cannot be reasonably estimated, a liability shall be recognized for the maximum potential amount of the refund or rebate (that is, no reduction for breakage shall be made).

Since the Company can reasonably assess at any given date that achieving the next revenue performance target is probable, it should recognize a proportional amount of the warrants as the related revenue is recognized, as a reduction of the amount of revenue recognized.

Example 20 similarly references an equity award “that is redeemable only if the customer completes a specified cumulative level of revenue transactions”.  Neither specifically makes a distinction as to whether the counterparty performance is or is not substantially within the customers’ control.  While facts and circumstances here are not directly aligned with Example 20, the Company concluded that it is appropriate to analogize to such guidance as (i) the transaction is within the scope of ASC 605-50 and (ii) the level of purchases of the Company’s products and services is substantially within Amazon’s/Wal-Mart’s control, similar to the scenario described in Example 20 (e.g. the customer could unilaterally make the decision whether to acquire the goods or not).  Said differently, the Company concluded that it is appropriate to view the sales of its products and services as being akin to service-type condition (as opposed to a counterparty performance condition) and analogous to a customer performing certain activities as described in ASC 605-50-25-7, wherein the probability of achieving such a condition is the basis (as opposed to actions of another party) for determining the amount of measured cost subject to recognition.  Therefore, absent the issuance of further clarifying authoritative guidance, the Company concluded that it is appropriate to consider the probability of achieving the milestone for each respective tranche when measuring and recognizing the cost of the warrants.

Consistent with ASC 605-50-25-7, to the extent that the milestone is probable of being achieved for each respective tranche, the Company has recognized the fair value of the warrants in an amount that we believe reasonably reflects the portion of the warrants that will vest based upon the revenue that is being recognized in that period based on the then current fair value of the tranche until performance is complete and the tranche vests.

Tranche 1 Vesting and Differences in Classification:

The are no substantive differences between the Amazon and Wal-Mart agreements with respect to vesting or exercisability.  Tranche 1 of the warrants are fully vested at issuance under the arrangement with Wal-Mart and with Amazon.  The Company recorded the first tranche associated with the Amazon agreement to selling, general and administrative expense because the parties did not have a preexisting commercial relationship.  Given, at the time the agreement was signed, the Company had not generated any significant revenue from Amazon, and since Amazon had not yet entered into any purchase commitments, the Company further considered the guidance included at ASC 605-50-45-7 through 45-9, which states:

“If amounts are required to be characterized as a reduction of revenue under this or any other Topic, a presumption exists that no portion of those amounts shall be recharacterized as an expense. However, if a vendor demonstrates that characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis (that is, since the inception of the overall relationship between the vendor and the customer), then the amount of the cumulative shortfall may be recharacterized as an expense.”

As Amazon had not made significant purchases from the Company at or prior to the inception of the agreement, recognition of the full cost of the warrants would result in negative revenue on a cumulative basis.  Therefore, the Company classified the fair value of the tranche 1 warrants as selling, general and administrative expense.

By contrast, at the time the Wal-Mart warrant agreement was executed, the Company and Wal-Mart had a commercial relationship over many years which had generated significant historical revenues.  The reduction in revenue that arose from the recognition of these warrants did not create negative cumulative revenue from the Wal-Mart relationship and therefore, the fair value of the tranche 1 warrants was recognized as a reduction of revenue.

Form 10Q for the Quarterly Period Ended June 30, 2018

Note 12 — Revenue

Estimated Future Revenue, page 28

4.                                Please revise your future filings to disclose when you expect to recognize revenues related to unsatisfied (or partially unsatisfied) performance obligations.  Refer to ASC 606-10-50-13(b).

Company Response:

In future filings, we will disclose when we expect to recognize revenues related to unsatisfied (or partially unsatisfied) performance obligations in order to comply with ASC 606-10-50-13(b).

Income Taxes, page 28

5.                                Please describe to us in greater detail the accounting and underlying facts and circumstances that led to the recognition of the $5.8 million income tax benefit under ASC 740-20.

Company Response:

For the six months ended June 30, 2018, we recorded a $5.8 million income tax benefit under ASC 740-20 related to the release of a valuation allowance that arose upon the recognition of a deferred tax liability that was measured and recognized for the basis difference that was created upon the issuance of the $100 million convertible bonds, which were issued during the first quarter of 2018.

The $100 million of convertible bonds were accounted for under the provisions of ASC Subtopic 470-20.    ASC Subtopic 470-20 requires the proceeds from the issuance of convertible debt to be bifurcated and the fair value of the conversion feature to be recognized in stockholders’ equity.  The carrying value of debt is therefore reduced to account for the discount comprising the amount allocated to equity.  The debt is then accreted back to its redemption value from the date of issuance to the stated redemption date with the accretion recognized as additional interest expense.

As discussed in ASC paragraph 740-10-55-51, the tax basis of the debt is the entire amount of the proceeds received and therefore a temporary difference arises for which a deferred tax liability was recognized upon issuance of the convertible notes.  The expense associated with the deferred tax liability was recognized within stockholder’s equity.   This deferred tax liability provided objective evidence of the realization of the existing deferred tax assets, which carried a full valuation allowance.  As such, we recognized a reduction in the beginning of the year valuation allowance (i.e. a discreet event).  While the effect of that reduction in the valuation allowance would typically also be recorded in stockholders’ equity, we considered the guidance in ASC 740-20-45-7 that indicates that an entity that incurs losses in continuing operations during the period in which a deferred tax liability is established should consider the taxable income from amounts credited directly to equity when allocating total tax expense to continuing operations.  Because of the Company’s reported losses (and expectation of a full year loss), we recognized the tax benefit from the release of the valuation allowance in continuing operations and the expense related to the deferred tax liability within stockholders’ equity (additional paid-in-capital).   The total tax expense for the year is expected to be zero.

Form 8-K Filed August 9, 2018

Exhibit 99.1, page 1

6.                                We note that in the highlights section you present non-GAAP measures with greater prominence than the directly comparable GAAP measures by only discussing non-GAAP gross revenue and non-GAAP gross revenue growth percentage, adjusted gross margin and adjusted loss per share, and discussing only adjusted EBITDAS on page 5 and free cash flow on page 6 without also discussing the comparable GAAP measures.  In addition, you present the forward looking non-GAAP measures adjusted gross margin and EBITDAS without providing the reconciliation of the amounts to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts.  Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and please revise your presentation in future earnings releases to comply with that guidance.

Company Response:

In future earnings releases when the Company presents non-GAAP measures, the Company will provide the most directly comparable GAAP measures with equal or greater prominence.  Also, when providing forward looking non-GAAP measures in future earnings releases, the Company will include reconciliations to the most directly comparable GAAP measures or a statement that providing such reconciliation required unreasonable efforts.

Reconciliation of Non-GAAP Financial Measures, page 12

7.                                We note the line item included within the reconciliations of adjusted EBITDAS and adjusted net loss labeled as Wal-Mart financing cash margin.  Please describe to us in greater detail the accounting for the financing of the PPA deployments with Wal-Mart that resulted in losses of $9.2 million for the six months ended June 30, 2018.

Company Response:

There was not $9.2 million in losses for the six months ended June 30, 2018 associated with Wal-Mart PPA financings.  The line item you refer to in comment #7, “Wal-Mart financing cash margin”, represents the net cash that the Company will receive from equipment project financing of Wal-Mart sites deployed during the first six months of 2018 or prior.  These benefits are not reflected in reported GAAP results, as they will be recognized over time.

Wal-Mart is a significant customer of the Company, routinely generating 30%-50% of our deployments in any given year.  Wal-Mart is one of our only customers that access our equipment and services through a power purchase agreement.  The Company finances these deployments through a sale-leaseback with a third party financial institution; it’s in this financing transaction the Company monetizes a large portion of the economic benefit given the investment tax credit and other benefits of the financing such as residual value and depreciation benefits.  The net of this financing will yield more proceeds to the Company than the Company has to pay back over time for the sale leaseback.  The underlying customer commercial activity associated with the PPA is recognized over time, and the accounting at time of deployment for the financing and over time for the PPA activity make it difficult for our stakeholders to understand the overall commercial impact and benefit to the Company from each deployment and follow on project monetization.  Given the significance of these Wal-Mart deployments to the Company and associated project financings, we felt the need to communicate these transactions in a manner that make the benefits more transparent commensurate with each associated deployment.

While we continue to believe the Wal-Mart financing margin is a meaningful number to our stakeholders, we have reconsidered its usage and determined we will no longer include the Wal-Mart financing margin in any of our non-GAAP measures.

**************************

If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Dean Geesler, KPMG LLP